SITEL
7277 World Communications Drive
Omaha, NE 68122
USA
Tel ++1 (402) 963-6810
Wats ++1 (800) 445-6600
Fax ++1 (402) 963-5957
www.sitel.com

November 29, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attention:	Ms. Karen J. Garnett

RE:	SITEL Corporation Preliminary Proxy Statement on Schedule 14A Filed on November 3, 2006 (File No. 001-12577)

Ladies and Gentlemen:

     This letter sets forth the response of SITEL Corporation (“SITEL”) to the comment contained in your letter dated November 13, 2006 with respect to the above-captioned Preliminary Proxy Statement on Schedule 14A. For your convenience, we have restated your comment in full and in bold type and have keyed our response to the numbering of the comment in your letter and the heading used in your letter.

General

1.	Please confirm that you will file your Forms 10-Q for the periods ending March 31, 2006, June 30, 2006 and September 30, 2006 prior to filing your definitive proxy statement or mailing the proxy statement to your shareholders. Alternatively, please revise the proxy statement to include these financial statements.

Response:

SITEL will file its Forms 10-Q for the periods ending March 31, 2006, June 30, 2006 and September 30, 2006 prior to filing its definitive proxy statement or mailing the proxy statement to its shareholders.

Karen J. Garnett	2	November 29, 2006

*      *      *      *      *

      SITEL acknowledges, with respect to the above-referenced filing, that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at (402) 963-6423, or Peter R. Douglas at Davis Polk & Wardwell at (212) 450-4336 should you require further information or have any questions.

Sincerely, /s/ Teresa A. Beaufait Teresa A. Beaufait General Counsel